Exhibit(a)(1)(L)

LETTER FROM COMPUTERSHARE TO PARTICIPANTS
IN THE HOME DEPOT EMPLOYEE STOCK PURCHASE PLAN

July 10, 2007

Dear Plan Participant:

On July 10, 2007, The Home Depot, Inc. (the “Company”) commenced an offer to purchase for cash up to 250 million shares of the common stock of the Company, $0.05 par value per share, at a price not greater than $44.00 per share nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase (the “Tender Offer”). A copy of the Offer to Purchase, the ESPP Participant Election Form, and the ESPP Participant Withdrawal Notice are enclosed with this letter. You are urged to examine the Tender Offer carefully.

As a participant in The Home Depot Employee Stock Purchase Plan you have the right to instruct Computershare Trust Company, N.A., the Agent for the ESPP that holds shares of common stock of the Company on your behalf, whether or not to tender any shares of common stock of the Company in your ESPP account (“Plan Shares”). If, after reading the enclosed materials, you want to offer to tender your Plan Shares, you must follow the instructions contained in this letter, fill out and sign the election form enclosed, and mail the form in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form via First Class Mail to: Computershare, Inc., Attn: Voluntary Dept., P.O. Box 859208, Braintree, MA. 02185-9208. Neither the Company, the Company’s Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary, the Information Agent nor the Agent is making any recommendation to you as to whether to tender or refrain from tendering your Plan Shares or as to the price or prices at which you may choose to tender your Plan Shares. You must make your own decision as to whether to tender your Plan Shares and, if so, how many Plan Shares to tender and the price or prices at which you will tender them. If you do elect to tender Plan Shares and such shares are accepted in the Tender Offer, any proceeds received in respect of such Plan Shares will be paid to you by the Agent promptly following expiration of the offer.

If you are also a common shareholder of the Company, you will receive under separate cover another copy (or copies) of the Tender Offer documents which can be used to tender your directly-owned shares if you choose to do so. Instructions with respect to tendering your directly held shares will be set forth in those materials.

The Agent has the sole authority under the ESPP to tender Plan Shares as described herein. However, you must decide whether or not to instruct the Agent to offer the Plan Shares in your account under the ESPP for sale in accordance with the terms of the Tender Offer. The Agent will not act without your instructions.

If valid instructions to tender Plan Shares are not received by 5:00 p.m., New York City time, on August 13, 2007, the Plan Shares in your ESPP account will not be tendered, unless the Company extends the Offer. You also may request the Agent to withdraw any tender instruction you have previously submitted, as long as you do so prior to 5:00 p.m., New York City time, on August 13, 2007 by delivering a withdrawal notice to the Agent. If the tender offer is extended, then you must ensure that the Agent receives any withdrawal notice or election forms that you send by 5:00 p.m., New York City time, on the date that is three (3) business days before the new expiration date. The notice of withdrawal sent to the Agent must: (i) specify the name of the participant or beneficiary who has made the instruction that is being withdrawn, and the participant’s or beneficiary’s social security number and (ii) be signed by the participant or beneficiary in the same manner as the original signature on the Election Form by which the instruction that is being withdrawn was made.

Computershare, Inc.